Ordinary General Meeting of Shareholders of Biofrontera AG, Leverkusen, on 11 July 2018

Countermotions A to J

Countermotion A

The countermotion by shareholder Mark Sippel, which the Company received on 16 June 2018, is presented below. In the meaning of the instruction forms for issuing instructions, especially instructions for the Company Proxy, this countermotion shall be designated as “Countermotion A”.

Countermotion A

Along with its related justification, Countermotion A comprises the following wording:

Ladies and gentlemen,

Concerning the Ordinary General Meeting of Shareholders to be held on 11 July 2018 and the related published invitation on 4 June 2018, I hereby submit the following countermotion relating to agenda item 4 “Elections to the Supervisory Board”.

The countermotion concerns the fact that I propose myself – Mark Sippel – for election to the Supervisory Board of Biofrontera AG as a successor to Mr. Mark Reeth for the remaining duration of his period of office.

Relating to the justification:

Some of the recent years’ strategic decisions, although especially the IPO “implemented” at the start of this year, raised doubts for me concerning whether the interests of the free float have played a prominent role in decision-making processes. The modest shareholdings of the current Supervisory Board of 42,624 shares in Biofrontera AG might comprise a related indicator (see opinion pursuant to Section 27 of the German Securities Acquisition and Takeover Act [WpÜG] of 11 June 2018). By contrast, and given my current interest in Biofrontera AG, I will always be driven by the dictates of my own investment in future decisions, thereby also representing the interests of the free float. In the eyes of many shareholders, interaction with the capital market is also a “red rag”. As a related example I would like to cite the strange communication relating to the IPO as well as the constant change to the wording over the course of time regarding the Maruho partnership. The latter could also be designated as a consistent “not only but also”. This potentially generates an unnecessary valuation discount for Biofrontera AG. For the aforementioned reasons, I deem it necessary to propose myself – Mark Sippel – for election as the successor to Mr. Mark Reeth, in order to give a vote to the free float in the future and thereby represent its interests. By way of conclusion, I would nevertheless like to emphasize that I believe firmly in the success of Biofrontera AG and its employees. I have the greatest respect for the work they have done.

Mr. Mark Sippel has also communicated the following information, inter alia, about himself:

Place of residence:	Fürth

Profession:	Doctoral candidate at the Chair of High-Frequency Technology of the University of Erlangen-Nuremberg

Curriculum vitae:
2007:	School-leaving qualification
2007 – 2008:	German National Service (mountain reconnaissance platoon)
2008 – 2012:	B. Eng. studies at Ansbach University of Applied Sciences
2012 – 2014:	M. Sc. studies at the University of Erlangen-Nuremberg
Since 2014:	Doctoral candidate at the Chair of High-Frequency Technology of the University of Erlangen-Nuremberg

Memberships of statutory supervisory boards:	none
Memberships of comparable domestic and foreign controlling bodies of business enterprises:	none

Countermotions B to G

The countermotions by shareholder Deutsche Balaton AG, which the Company received on 26 June 2018, are presented below. In the meaning of the instruction forms for issuing instructions, especially instructions to the Company Proxy, these countermotions shall be designated as “Countermotions B to G”.

Countermotions relating to agenda item 2: Resolution concerning the discharge of the members of the Management Board for the 2017 financial year

Remark by Biofrontera AG:

In the Company’s opinion, the “Countermotion: application for individual discharge”, as so described by the applicant, does not represent a countermotion in the legal sense, but rather the announcement of an application relating to procedure at the General Meeting of Shareholders. These remarks by the applicant are also published for reasons of comprehensibility, however.

Countermotion: Application for individual discharge

We shall submit an application for the following proposal:

“Concerning the discharge of the members of the Management Board for the 2017 financial year, voting shall be on an individual basis and not en bloc.”

Justification:

The accomplishments and failures of the individual members of the Management Board in the 2017 financial year are to be assessed very differently. While Mr. Dünwald proved very successful in his business area in establishing the sales organization in the USA, Prof. Dr. Lübbert and Mr. Schaffer were responsible in 2017 for the Company’s opaque information policy in relation to shareholders (especially concerning the “research partnership” with Maruho) as well as the capital increase which was damaging for shareholders and the Company, along with the NASDAQ listing, for which all of the main preparatory work was performed in the 2017 financial year.

Due to this disparity of accomplishments within the Management Board, discharge en bloc is inappropriate, and individual discharge is required instead.

Countermotion:

Application for the withholding of the discharge of Prof. Dr. Lübbert

We shall submit an application for the following proposal:

“No discharge shall be issued to Prof. Dr. Lübbert for his work as a member of the Company’s Management Board and as Chairman of the Management Board in the 2017 financial year.”

Justification:

It is incontestable that Professor Dr. Lübbert deserves due credit as founder of the Company and based on his work in the area of research, development and approvals.

On the other hand, however, Professor Dr. Lübbert bears responsibility for numerous incorrect decisions in the past and is significantly responsible for the Company’s unspeakable handling of its shareholders. In particular, it is apparent that Professor Dr. Lübbert cannot handle critical shareholders or critical Supervisory Board members.

In this context, we regard the Company’s remarks in the 2017 annual report under the heading “Investor relations work” as a mockery: “Biofrontera sets great store by active, comprehensive and continuous communication with investors and analysts. The aim at all times is to provide information about the Company on a basis that is reliable, open and prompt.”

It is likely that Professor Dr. Lübbert has forwarded the Company’s internal information to its major shareholder Maruho in 2017. In any case, Maruho’s failure to discharge Supervisory Board member Mark D. Reeth at the last General Meeting of Shareholders cannot be explained otherwise. This eventually led Mr. Reeth to step down from the Supervisory Board.

In the 2017 financial year, the Company barely informed shareholders about significant developments. On the contrary, significant information was withheld. Related examples that occurred in the 2017 financial year were

-	the failure to make disclosure – or the disclosure in “thin slices” – of the contents of the partnership agreement with Maruho, or

-	the terms of the EIB loan that were not disclosed to the General Meeting of Shareholders,

-	the confidential submission of a draft SEC prospectus for the NASDAQ listing.

As Management Board Chairman (CEO), Professor Dr. Lübbert is responsible for this information policy.

To this is added the fact that in the 2017 financial year Professor Dr. Lübbert bears at least coresponsibility for numerous wrong decisions through which the Company has incurred a considerable loss:

-	In 2016, the Company entered into a “research partnership” with major shareholder Maruho, which was continued in 2017. The Company potentially incurs very significant damage as a consequence of this research partnership, as enormous future potentials were effectively given away. The Company thereby also becomes a development service provider for Maruho. Against reimbursement of development costs of only up to EUR 2.3 million, Maruho is to be entitled to the rights to products developed based on nanoemulsion technology belonging to Biofrontera. Biofrontera is to be potentially fobbed off with a sales license for only Europe. The collaboration with Maruho already formed a subject of an application for a special audit at the 2017 General Meeting of Shareholders. Applications for a court-appointment of a special auditor are meanwhile pending in this connection.

-	The Company and the shareholders have incurred considerable losses due to the capital increase which was prepared mainly in 2017 and implemented in early 2018, accompanied by the US listing. We are of the opinion that the details of the capital increase were intentionally structured in an unlawful manner for the existing shareholders of the Company, so that existing shareholders could only exercise or sell their subscription rights with great hindrances. For example, the Company actively endeavored to prevent trading with the subscription rights. Furthermore, the subscription price was set so late that many investors had to make their subscription decision without knowing the subscription price due to banks’ in-house deadlines. Here, the Management Board evidently pursued the objective through the US listing of “structuring” the shareholder group according to its own designs, by excluding critical shareholders from subscribing for the oversubscription. For this objective, the Management Board unlawfully accepted considerable economic disadvantages for the Company and its shareholders:

Moreover, Professor Dr. Lübbert draws an excessively high salary, which amounted to at least EUR 442,000.00 in 2017, including variable components. This is entirely inappropriately high given the fact that the Management Board work of Professor Dr. Lübbert effectively comprises work ancillary to his Professorship for Animal Physiology at the Ruhr University Bochum.

Otherwise, we refer to the justification relating to agenda item 13, published with our supplement demand dated 9 June 2018.

The overall picture presented above reflecting the activity of Prof. Dr. Lübbert in the 2017 financial year precludes his discharge.

Countermotion C:

Application for the withholding of the discharge of Mr. Schaffer

We shall submit an application for the following proposal:

“No discharge shall be issued to Mr. Schaffer for his work as a member of the Company’s Management Board in the 2017 financial year.”

Justification:

The Management Board’s information policy in relation to shareholders is contradictory and characterized by a lack of transparency. Important information is published only through the press (e.g. in the context of interviews with the Management Board) or through information presented in the SEC pprospectus.

Mr. Schaffer, who is the Chief Financial Officer and thereby also responsible for investor relations, bears coresponsibility for this to a high degree.

He also bears (co-)responsibility for the following transactions in the 2017 financial year:

-	Disadvantaging of the existing shareholders as part of the capital increase which was mainly prepared in 2017 and implemented in early 2018, accompanied by the equally cost-intensive and equally useless US listing as well as the disadvantageous US placing:

o	The capital increase was structured through determining the periods and the related impossibility for many shareholders to exercise their subscription rights before the announcement of the subscription price, so that as few existing shareholders as possible would utilize their subscription rights. Sufficient shares for the US listing were then to be available and these shares were to be allocated at several times higher costs and commissions (together probably approaching 20%) than is standard in the German capital market, including to clients of the company of Supervisory Board member Borer. To this is added the fact that Deutsche Balaton AG, would have assumed the entire oversubscription at prices lying significantly above the net proceeds from the “US placing”.

o	It is entirely unclear how the subscription price could be set at just EUR 4.00 per share given that stock market share prices were at around EUR 6.00 per share at the same time and given the known subscription interest based on the stock market share price.

o	The preparation of the unnecessary US listing caused additional costs of approximately EUR 1.0 million without a meaningful number of shares being available at all based on the shareholders’ subscription rights. To these are added the underwriting discounts of around EUR 0.8 million, which further reduce the placing proceeds. A regular subscription rights capital increase without US listing could have been implemented closer to the stock market price at around EUR 5.00 per share and at costs of approximately EUR 0.6 million thanks to the positive performance of the Biofrontera share price ahead of the capital measure. The binding offer of Deutsche Balaton AG, to purchase up to 3 million unsubscribed shares at a price of EUR 4.40, should at least have been taken into consideration, however. Besides the additional proceeds of around EUR 1.1 million, this would have saved underwriting discounts of EUR 0.8 million. This generates estimated additional proceeds from the capital measure as a consequence of not accepting the offer of Deutsche Balaton AG of EUR 1.9 million, or of EUR 7.8 million compared to a regular subscription rights capital increase at EUR 5.00 without a US listing. This includes additional costs (including discounts granted) of EUR 0.8 million or EUR 1.8 million respectively according to the following schedule:

EUR m		Capital increase implemented		Alternative scenario 1		Alternative scenario 2
		Subscription rights capital increase at EUR 4.00 with US listing and US placing		Subscription rights capital increase at EUR 4.00 with US listing excluding US placing; acceptance of offer for unsubscribed shares at EUR 4.40		Subscription rights capital increase at EUR 5.00 as planned without US listing and US placing
1. Gross proceeds	Germany	13.60		25.04		30.00
	USA	10.41	1)	0.00	1)	0.00
	Sub-total	24.00		25.04		30.00
	- Underwriting discounts	-0.83	1)	0.00	1)	0.00
	Total	23.17		25.04		30.00
2. Costs		-1.57	2)	-1.57	2)	-0.60	3)
3. Net proceeds		21.60		23.47		29.40
Additional proceeds		-		1.87		7.80
Costs and discounts thereby saved		-		0.83		1.80

1) Conversion rate 1.2348 USD/EUR (ECB reference rate of 14 February 2018)

2) Actual costs of the capital increase and listing calculated from the net proceeds from the capital measure according to the Q1 report

3) 2% of gross proceeds; see also the costs estimate as per the prospectus for the capital increase October/November 2016, page 41

o	To this is added the fact that Biofrontera had no requirement for capital as of the time of the capital increase. It would have been more beneficial to first announce the hopefully forthcoming sales successes in the USA and then implement a (smaller in terms of units) capital increase with a higher share issue price.

-	At the last General Meeting of Shareholders, Mr. Schaffer provided incorrect and incomplete information about the terms of the EIB loan – whose terms the Management Board has presented as standard in the market. For example, at up to almost 14%, the rate of interest is anything other than standard in the market and places an excessive burden on the Company. By contrast, the Company’s press release of 19 May 2017 creates the impression that this relates to a subsidized loan from the EIB with the aim of “supporting young European companies”, so that they have “sufficient funds for their R&D projects”.

Otherwise, we refer to the justification relating to agenda item 12, published with our supplement demand dated 9 June 2018.

These examples and approaches preclude the discharge of Mr. Schaffer.

Countermotions relating to agenda item 3: Resolution concerning the discharge of the members of the Supervisory Board for the 2017 financial year

Remark by Biofrontera AG:

In the Company’s opinion, the “Countermotion: application for individual discharge”, so described by the applicant, does not represent a countermotion in the legal sense, but rather the announcement of an application relating to procedure at the General Meeting of Shareholders. These remarks by the applicant are also published for reasons of comprehensibility, however.

Countermotion: Application for individual discharge

We shall submit an application for the following proposal:

“Concerning the discharge of the members of the Supervisory Board for the 2017 financial year, voting shall be on an individual basis and not en bloc.”

Justification:

The accomplishments and failures of the individual members of the Supervisory Board in the 2017 financial year are to be assessed very differently. Supervisory Board members Hansjörg Plaggemars and Mark Reeth (the latter of whom stepped down) clearly took a serious view of their position as members of the controlling body of the Management Board and were thereby already punished at the 2017 General Meeting of Shareholders by major shareholder Maruho (on the instruction of Prof. Dr. Lübbert ?), which refused to discharge them. Little is known concerning the work of Mr. Kevin Weber and Mr. Jürgen Baumann. On the other hand, Dr. Granzer accepted consultancy contracts from the Company. Due to the engaging of his company, Mr. Borer benefited personally from the implementation of the US listing and the US share placing. Especially in the two last-mentioned instances, the suspicion exists that both Supervisory Board members, who benefited directly from the Company above and beyond their Supervisory Board compensation thanks to consulting contracts, fail to exhibit the requisite impartiality for their positions as Supervisory Board members.

Due to this disparity of interests and activities within the Supervisory Board, discharge en bloc is inappropriate, and individual discharge is required instead.

Countermotion D:

Application for the withholding of the discharge of Supervisory Board Chairman Dr. Granzer

We shall submit an application for the following proposal:

“No discharge shall be issued to Dr. Granzer for his activity as Chairman and member of the Company’s Supervisory Board in the 2017 financial year.”

Justification:

In the past, especially during the course of the 2017 financial year, Dr. Granzer has poorly fulfilled his duties of office and also pursued his own interests with the Supervisory Board mandate instead of the Company’s interests:

-	Mr. Granzer has already been a member of the Company’s Supervisory Board since 2006 and is thereby unable to perform his controlling function due to his long membership of the board and related personal proximity to Professor Dr. Lübbert. As Supervisory Board Chairman, he was also significantly involved in the decisions relating to the past capital increases as well as the research partnership with Maruho.

-	Due to his conflict of interests as presented in the annual report, Dr. Granzer is also unable to fulfill his obligations as a Supervisory Board member: “Dr. Granzer advised the Company in 2017 in a capacity extending beyond his Supervisory Board membership. Dr. Granzer assisted the Company with the implementation of the US approval’s regulatory processes, in particular during the preparation of meetings with the FDA and the creation of the registration dossier. When deciding on the assignment of such tasks, Dr. Granzer abstained from voting, to avoid any appearance of a conflict of interest.” Due to the immense importance of the regulatory processes area on which Dr. Granzer advises, it is necessary that this area be supervised by an independent Supervisory Board member. The dual function, combining the commercial interests of an adviser with the controlling function of a Supervisory Board member, is untenable, and has inflicted considerable damage on the Company 2017 due to the wrong decisions relating to the research partnership with Maruho and relating to the US listing, for which the Supervisory Board Chairman quite evidently bears coresponsibility.

For this reason, Dr. Granzer cannot be discharged.

Countermotion E:

Application for the withholding of the discharge of Supervisory Board member Borer

We shall submit an application for the following proposal:

“No discharge shall be issued to Mr. Borer for his work as a member of the Company’s Supervisory Board in the 2017 financial year.”

Justification:

In the past, especially in the 2017 financial year, Mr. Borer has poorly fulfilled his duties of office and also pursued his own interests with the Supervisory Board mandate instead of the Company’s interests:

-	As we also noted critically when he was elected, Mr. Borer, as an investment banker, is exclusively a representative of his own interests who wished to siphon off as much commission as possible for a US listing and a US share placing, which he has also succeeded in doing. The course of the capital increase which was prepared during the course of the 2017 financial year and implemented in early 2018 and the commissions of around USD 1 million disclosed in connection with US listing to the benefit of his employer The Benchmark Company, LLC provide clear proof of this view. Mr. Borer does not perform his activities in the Company’s interests and also not in the interests of the shareholders. He pursues primarily his own interests. The extent to which Mr. Borer benefited personally from the engaging of his employer with the IPO must be clarified as part of the special audit. In any case, Mr. Borer bears considerable joint responsibility for the destruction of the Company’s assets and is consequently with the Management Board members also mainly responsible for the US listing and US share placing.

For this reason, Dr. Borer cannot be discharged.

Countermotion F:

Application for the withholding of the discharge of Supervisory Board member Baumann

“No discharge shall be issued to Mr. Baumann for his work as a member of the Company’s Supervisory Board in the 2017 financial year.”

Justification:

In the past, especially in the 2017 financial year, Mr. Baumann poorly fulfilled his duties of office:

-	Mr. Baumann, who has been a member of the Company’s Supervisory Board since 2007, has for too long been too closely connected with Mr. Lübbert so that he is unable to suitably discharge his duty of controlling the Management Board based on his relationship with Professor Lübbert. As a Supervisory Board member, he was significantly involved in the decisions relating to the past capital increases as well as the research partnership with Maruho. The wrong decisions relating to the research partnership with Maruho and in relation to the US listing have caused considerable damage to the Company.

For this reason, Mr. Baumann cannot be discharged.

Countermotion G:

Election proposal relating to agenda item 4: Elections to the Supervisory Board

We are against the election of attorney Mr. Reinjhard Eyring to replace the Supervisory Board member who stepped down, Mark Reeth.

We support the proposal from the free float to elect Mr. Mark Sippel to replace Supervisory Board member Mark Reeth who stepped down, and who already announced his candidature with the letter of 16 June 2018 published by the Company as “Countermotion A”.

In the instance that Mr. Mark Sippel is not elected, we propose the election to the Supervisory Board of Dr. Christopher Missling, New York, President & Chief Executive Officer and Chairman of the Board der Anavex Life Science Corp., to replace the Supervisory Board member who stepped down, Mark Reeth. in the instance that Dr. Christopher Missling is not elected, we propose the election to the Supervisory Board of Dr. Heikki Lanckriet, Cambridge (UK), to replace Supervisory Board member Mark Reeth who stepped down.

Above and beyond this, we submit the following application for the election of a replacement member in the meaning of Section 101 (3) of the German Stock Corporation Act (AktG):

Prof. Dr. Karin Lergenmüller, Eltville, Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences, Wiesbaden, shall be elected as replacement member for the remaining duration of the period of office of the previous Supervisory Board member in the instance of the early stepping down of Supervisory Board member elected under agenda item 4.

Justification:

The history to date of Biofrontera AG was characterized by the fact that the management, especially Management Board Chairman (CEO) Prof. Dr. Lübbert, “assembled” a Supervisory Board according to its own taste. Almost all of the Management Board’s candidates are distinguished by the fact that they are very close to the Management Board Chairman, or by their own business interests. Not until 2016, with the election of Supervisory Board member Hansjörg Plaggemars at the proposal of Deutsche Balaton Aktiengesellschaft, was an individual proposed by shareholders elected to the Supervisory Board. The previous approach had the practical consequence that the Supervisory Board quite clearly adopted an entirely uncritical stance towards the activity of the Management Board and presumably bore coresponsibility for its (wrong) decisions, which had not been preceded by in-depth discussions.

As a consequence, this led to the Company’s shareholders not being taken seriously, correctly informed or appropriately treated by either the Management Board or the Supervisory Board.

For this reason, it is appropriate that the Supervisory Board be strengthened by a representative of the free float. For this reason, we expressly support the candidature of Mr. Mark Sippel and regard him as an appropriate candidate.

This is not a decision against the person proposed by the management, Mr. Reinhard Eyring, but instead a proposal in the interests of the internal structure of the Supervisory Board. For this reason, we re-proposed Mr. Reinhard Eyring for election to the Supervisory Board as part of the deselection and new election sought with the supplement demand to the agenda of 9 June 2018.

In relation to the person of the candidate proposed to replace Mr. Mark Sippel and Mr. Reinhard Eyring respectively, we declare as follows:

-	Dr. Christopher Missling is President & Chief Executive Officer as well as Chairman of the Board of Anavex Life Science Corp., a biotech company listed on NASDAQ in New York. Dr. Missling is German and studied chemistry at the Ludwig Maximilian University of Munich, where he received both his graduate degree and his doctorate. He was also awarded an MBA from J. L. Kellogg Graduate School of Management at Northwestern University and WHU Otto Beisheim School of Management. From his many years of professional experience in the pharmaceutical and biotech sectors, including at Aventis SA and Curis Inc., he has extensive experience in this area.

-	Dr. Heikki Lanckriet is Chief Executive Officer of Sygnis AG. Dr. Heikki Lanckriet has developed a broad expertise in commercial experience in the area of life-sciences instruments and reagents. In 2003, while studying at Cambridge University, Dr. Heikki Lanckriet co-founded the company Expedeon.

Both candidates have notified that they are available for Supervisory Board work at Biofrontera AG. As far as we are aware, neither Dr. Christopher Missling nor Dr. Heikki Lanckriet are members of other statutory supervisory boards.

The election of a substitute member is necessary so that in future the Management Board no longer needs to seek out for itself on an arbitrary basis candidates in whom it has confidence for the Supervisory Board, and have them court-appointed.

In relation to the person of the substitute member, we state as follows:

-	After professional positions in the management consulting sector, including at Andersen Consulting and Gemini Consulting, Professor Dr. Karin Lergenmüller was employed at Deutsche Bank AG. From 1996 until 1998, she was a member of the management of Joas & Camp., Bad Homburg. Since 1999, Professor Dr. Karin Lergenmüller has been Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences, Wiesbaden.

Prof. Dr. Lergenmüller is qualified in every way and from a professional perspective for Supervisory Board work. Personal or business relationships do not exist with Biofrontera AG. Both Prof. Dr. Lergenmüller and Mr. Sippel are better suited than the existing members of the Supervisory Board to supervise the Management Board on behalf of the Company’s shareholders, because they can act without taking into consideration previous future business interconnections. Prof. Dr. Lergenmüller has communicated that she is available for Supervisory Board work at the Company. Prof. Dr. Lergenmüller is a member of the following statutory supervisory boards:

-	Alpha Cleantec Aktiengesellschaft, Heidelberg (Supervisory Board Chair)

-	Kingstone Europe AG, Heidelberg (Supervisory Board Chair)

-	DELPHI Unternehmensberatung Aktiengesellschaft, Heidelberg (Supervisory Board Chair)

-	Heidelberger Beteiligungsholding AG, Heidelberg.

Countermotions H to J

The countermotions by shareholder DELPHI Unternehmensberatung AG, which the Company received on 26 June 2018, are presented below.

In the meaning of the instruction forms for issuing instructions, especially instructions to the Company Proxy, these countermotions shall be designated as “Countermotions H to J”.

Countermotion H:

relating to agenda item 2: Resolution concerning the discharge of the members of the Management Board for the 2017 financial year

We shall submit the following countermotion:

“We propose withholding the discharge from the Management Board”

Justification:

-	Prof. Dr. Lübbert is significantly responsible for arranging the so-called “research partnership” with the Company’s major shareholder, Maruho. In fact, this is not a research partnership. Based on the four known and freely available substances, which have nothing to do with Maruho, a combination with the patented nanoemulsion technology of Biofrontera is to stabilize the active ingredient in the preparation, and improve the efficacy – this approach already proved successful in the case of Ameluz (see SMC Research dated 14 May 2018, page 7).

Maruho contributes only with a certain amount of money to this so-called “research partnership”. Through the “research partnership”, however, Maruho acquires rights to the results of research conducted by Biofrontera. This is disadvantageous for Biofrontera, and EUR 2.6 million is not an appropriate consideration.

-	Mr. Schaffer is significantly responsible for the preparation of the US listing and US placing. The submission of a draft SEC prospectus as early as autumn 2017 was not disclosed to shareholders. The US listing was too expensive and failed to generate any additional investor demand. ADS turnover is negligible. We are of the opinion that the so-called US bookbuilding was a “fake bookbuilding”. Interested shareholders were not admitted, and today are subjected to the insult that they had involved themselves on an unsolicited basis in the bookbuilding.

-	Given threefold oversubscription, Mr. Schaffer should have rejected the alleged bookbuilding result entailing a EUR 4.00 placing price.

The assertion by the Management Board that the US listing could no longer have been abandoned without the Company incurring a significant loss is unconvincing. The US listing (for which most of the costs were already incurred 2017) could have been implemented, including without the US placing, at stock market share prices of almost EUR 6 per share, and in no way at EUR 4 per share. The question arises here as to whether a breach of trust has occurred.

The correct utilization of a shortfall in a capital increase is presented on pages 304/319 of the 2017 Annual Report of Deutsche Bank AG:

“On April 7, 2017, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions through a public offering with subscription rights. In total, 687.5 million new common shares were issued, resulting in total proceeds of EUR 8.0 billion. The new shares were issued with the same dividend rights as the existing shares. 98.92 % of the subscription rights were exercised and thus 680.1 million new shares were issued at the subscription price of EUR 11.65 per share. The remaining 7.4 million new shares were sold in the market at an average price of EUR 15.50 per share. The transaction costs related to the capital increase that were directly recorded in equity amounted to EUR 0.1 billion after tax.”

-	Mr. Schaffer lacks fundamental knowledge that a CFO must have. He communicated to all shareholders an erroneous formula to calculate the value of the subscription right. After attention was drawn to his error, he did not deem it necessary to correct his error.

A chief financial officer who has failed to even master the basic calculation of a capital increase is untenable.

Countermotion I:

relating to agenda item 4: Elections to the Supervisory Board

We shall submit the following countermotion:

“We propose the election of Dr. Christopher Missling, New York, President & Chief Executive Officer and Chairman of the Board der Anavex Life Science Corp.”

Justification:

As can be seen from the (extract from the) curriculum vitae of Dr. Christopher Missling, he is optimally suited to act as a Supervisory Board member in advising and supervising the Management Board:

“Anavex Life Sciences Corp. (NASDAQ: AVXL), New York, NY (USD 200 million Biotech Company) 2013 – Present: PRESIDENT & CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

lnitiated and executed tumaround plan, which resulted in shareholder value increase by more than 2400% (USD 480 million), from USD 20 million to USD 500 million within 15 months. Raised USD 70 million in equity from institutional investors. Uplisted from OTC to NASDAQ in 2014. Grew the company staff from 1 to 20 including full time employees and consultants.

Executed successfully a Phase lla clinical study in Alzheimer’s patients. Awarded research grant by the Michael J. Fox Foundation (MJFF) for Parkinson’s research to develop ANAVEX 2-73 for the treatment of Parkinson’s. Grant also awarded by Rettsyndrome.org for the clinical development of ANAVEX 2-73 in Rett syndrome. Grants for pre-clinical studies also awarded by FRAXA (Fragile X, Autism Spectrum Disorder) and Angelman Foundation (Angelman syndrome).

Preparation of clinical studies Phase II/III in Alzheimer’s disease, Phase II in Parkinson’s disease and Phase II in Rett syndrome.

Brimberg & Co., New York, NY 2007 – 2013: HEAD OF HEALTHCARE INVESTMENT BANKING

Providing advice on equity raising from institutional and private investors for alternative investment vehicles, including funds, private equity structures and venture capital projects.

Overseeing the funding process from initial discussion to due diligence and term-sheet negotiation, advising the companies on all transaction issues.

Apeiron Partners, Boston, MA 2005 – 2007: PARTNER, BUSINESS DEVELOPMENT CONSULTANT

Create value by identifying and executing business development transactions.

Executed transactions: on behalf of Isis Pharmaceuticals, licensed Alicaforsen to Atlantic Pharmaceuticals, on behalf of Isis Pharmaceuticals, acted as Business Development Consultant for the licensing of Mipomersen, on behalf of Artisan Pharrna, acted as CFO and Business Development VP, on behalf of Alexion Pharmaceuticals, worked on spin-out of AAT, on behalf of Ashai Kasei Medical worked on clinical trial phase 3 analysis for Adacolumn, on behalf of Asilas acted as CEO/CBO for the spin- out from Yale University.

Created development models and probability analysis tools for long range planning capturing the whole value chain of research and development to market approval.

lmmunoGen lnc. (NASDAQ: IMGN), Cambridge, MA (USD 700 million Biotech Company) 2004 - 2005: VICE PRESIDENT AND CHIEF FINANCIAL OFF/CER

Curis lnc. (NASDAQ: CRIS), Cambridge, MA (USD 300 million Biotech Company) 2002 - 2004: SENIOR VICE PRESIDENT STRATEG/C PLANNING AND CHIEF FINANCIAL OFFICER

Initiated and executed turnaround plan, which resulted in shareholder value increase by more than 500% ($170 million), from $30M to $200M within 15 months. Lead a successful PIPE financing transaction of $10.9M in 8/03; oversaw term negotiations and closing documentation.

Represented the company in Business Development discussions and investor road shows.

Structured partnership transactions with Johnson & Johnson, Genentech and Wyeth with more than $500 million in total upfront and milestone payments. Negotiated a favorable $14 million payment from Stryker in exchange for termination of future royalties of OP-1 sales.

Aventis SA (incl. Hoechst AG) (NYSE: AVE), Strasbourg, France (USD 60 billion Pharma Company) 1997- 2001: HEAD OF FINANCIAL PLANNING AVENTIS GROUP

Deutsche Bank (NYSE: DB) (USD 33 billion Financial Service Company) 1994 - 1997:

TRAINEE, ANALYST, INVESTMENT BANKING GROUP

EDUCATION:

MBA from J.L. Kellogg Graduate School of Management 1998 – 2000

Northwestern University and WHU International Executive MBA, A grade (top 5%)

Thesis: Using Real Options in Strategic Pharmaceutical and Biotech Valuation

Ludwig-Maximilians-University, Munich 1991 - 1994

PhD in Bioorganometallic Chemistry (magna cum laude)

Ludwig-Maximilians-University, Munich 1986 - 1991

MSc (Diploma) in Chemistry, 1.1 (A grade)

LANGUAGES:

English (fluent), German (native), ltalian (native), French (basic to fluent knowledge)

EXTRACURRICULAR ACTIVIT/ES:

Skiing, marathons and music.”

Countermotion J

relating to agenda item 20: Amendment to the bylaws in Section 11 (management)

By way of divergence from the resolution proposal of Deutsche Balaton Aktiengesellschaft, we propose passing the following resolution:

“Section 11 shall be reformulated as follows:

“(1) The Management Board shall manage the Company’s business according to the law, the bylaws and the rules of business procedure.

(2) All of the legal transactions of the Company as well as of companies in which the Company holds a direct or indirect interest of at least 25% of the capital and/or of the voting rights realized with shareholders of the Company that hold direct or indirect interests of at least 10% of the share capital and/or the voting rights in the Company must bear arm’s-length comparison.”

(3) All of the legal transactions of the Company as well as of companies in which the Company holds a direct or indirect interest of at least 25% of the capital and/or of the voting rights realized with shareholders of the Company that hold direct or indirect interests of at least 10% of the share capital and/or the voting rights in the Company and their related parties must be submitted to the General Meeting of Shareholders for approval before contractual conclusion.” In this context, the respective shareholder and all this shareholder’s related parties shall not be entitled to vote. The approval resolution shall require a majority of 75% of shares entitled to vote.

Justification:

This can minimize tax risks for the Company such as hidden capital contributions, hidden distributions as well as gift tax law risks. Furthermore, transactions with shareholders that are disadvantageous for the Company shall be made considerably more difficult.